


05006859

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

March 22, 2005


SEC MAIL PROCESSING
RECEIVED
MAR 2 8 2005
WASH. D.C. 202 SECTION

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

March 22, 2005	Stock Exchange Announcement – Trading Update
March 22, 2005	Stock Exchange Announcement – Directorate Change
March 22, 2005	Press Release – Trading Update
March 22, 2005	Press Release – Announcement re Directorate Change

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope.

If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL, PORDY & ECKER, P.A.

By: Christopher C. Roberts

3/30

Enclosures
cc: Carmelina Carfora,
Company Secretary (w/o enc.)
18031915-63.doc
T: 033105

REG-Electrocomponents Trading Statement

1. RNS Number:0327K
Electrocomponents PLC
22 March 2005

Embargoed until 7.00am 22 March 2005


SEC MAIL PROCESSING
RECEIVED
MAR 28 2005
WASH. D.C. 202 SECTION

Electrocomponents plc - Trading Update

Prior to its financial year-end on 31 March 2005, Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, is today giving a trading update.

The Board expects that Group profit before tax and goodwill amortisation for the year ending 31 March 2005 will be slightly below last year. While many of our businesses have shown good profit progression in this year, this progress has been offset by continued pressure on gross margins, higher planned costs on our systems projects, further investment in selling activities and higher pension contributions.

Since we announced our first half results in November, the economic backdrop in the UK and our other major European markets has weakened as reflected by the decline in the Purchasing Manager Indices. Consequently, Group sales in the second half have grown by about 3% (at constant exchange rates and day adjusted) compared with 5.8% in the first half. February was a poor sales month in both the UK and Continental Europe, with sales falling below our internal forecasts.
In March, the incidence of Easter in the last week of our financial year is likely to have a detrimental effect on sales, but the extent is difficult to predict. (Last year, Easter fell in April.)

In the United Kingdom, our sales in the second half have declined by about 1.5% on last year. Allied, in the United States, has continued to achieve strong double digit sales growth with stable gross margins. Our businesses in Japan, China and the rest of Asia, including Australasia, have grown strongly. In Continental Europe, sales in France were slightly ahead of the second half of last year, recovering from a 2.6% decline in the first half, whilst growth elsewhere has been about 4%.

E-commerce sales have again grown rapidly during this half-year, up about 35% on the second half of last year, and currently running at over 22% of the Group's sales.

As previously indicated, the next European implementation of our systems project is in the United Kingdom: our current plans show that this should take place towards the end of the next financial year. In Asia the implementation in Hong Kong should be in the first quarter of the next financial year.

Free cash flow for the current year will be lower than for the prior year. This
mainly reflects the cash expenditures on the systems and other projects and higher stock levels to support sales growth and improved service levels. The build up of stock to support the systems implementation in the United Kingdom is
now planned for the next financial year.

The full results for the current year will be announced on 25 May 2005. International Financial Reporting Standards will be used in reporting the results for next year whilst the current year results will then be re-stated using these Standards. A separate announcement of the estimated impact of this

re-statement will be made in July.

There will be a telephone conference call today at 10.00am for analysts and investors. Dial-in instructions are set out below.

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

Details of telephone dial in instructions:

Date:	22 March 2005
UK Time:	10:00 am
UK Dial-In:	0845 2453471
Europe & International Dial-In:	+44 1452542300
Canada Dial In:	+44 1866 4765524
USA Dial-In:	+44 1866 2201452
Quote Reference Number:	2753994
Chairman:	Jeff Hewitt Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that

are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is
not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By
their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.
Although Electrocomponents plc believes that the expectations reflected in such
statements are reasonable, no assurance can be given that such expectations will

prove to be correct. There are a number of factors, many of which are beyond the
control of the Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

END

TSTILFIDVEILFIE

REG-Electrocomponents Directorate Change

1. RNS Number:0354K
Electrocomponents PLC
22 March 2005

Embargoed until 7.01am on 22 March 2005

Electrocomponents plc Announcement

Jeff Hewitt, Deputy Chairman and Group Finance Director, has informed the Board
of his intention to seek early retirement from the Company in order to extend his range of non-executive directorships. Jeff is 57.

During his 9 years at Electrocomponents, Jeff has played a major role during a

period of significant change. Initially, he sharpened the financial disciplines
of the Company and then led the Group through both Y2K and the launch of the Euro. In recent years he has been leading the change in information systems whilst playing his usual active role in the strategic development, financial management and investor relations of the Group.

A search is being initiated to identify Jeff's successor as Group Finance Director. Jeff will continue in his role until a successful transition to the

new financial leadership has been completed.

Bob Lawson, Chairman, said:

"Jeff has played a major role in the development of Electrocomponents. I am delighted that he has agreed to stay with the Company until his successor has joined the Group. The Board and I wish him every success in his future plans."

Enquiries:

Ian Mason	Group Chief Executive	01865 204000
Jeff Hewitt	Deputy Chairman / Finance Director	01865 204000

END
BOADFLFLEXBLBBB

Electrocomponents plc - Trading Update

22/03/2005

Prior to its financial year-end on 31 March 2005, Electrocomponents plc, the major international high service distributor of electronic, electrical, industrial and commercial supplies, is today giving a trading update.

The Board expects that Group profit before tax and goodwill amortisation for the year ending 31 March 2005 will be slightly below last year. While many of our businesses have shown good profit progression in this year, this progress has been offset by continued pressure on gross margins, higher planned costs on our systems projects, further investment in selling activities and higher pension contributions.

Since we announced our first half results in November, the economic backdrop in the UK and our other major European markets has weakened as reflected by the decline in the Purchasing Manager Indices. Consequently, Group sales in the second half have grown by about 3% (at constant exchange rates and day adjusted) compared with 5.8% in the first half. February was a poor sales month in both the UK and Continental Europe, with sales falling below our internal forecasts. In March, the incidence of Easter in the last week of our financial year is likely to have a detrimental effect on sales, but the extent is difficult to predict. (Last year, Easter fell in April.)

In the United Kingdom, our sales in the second half have declined by about 1.5% on last year. Allied, in the United States, has continued to achieve strong double digit sales growth with stable gross margins. Our businesses in Japan, China and the rest of Asia, including Australasia, have grown strongly. In Continental Europe, sales in France were slightly ahead of the second half of last year, recovering from a 2.6% decline in the first half, whilst growth elsewhere has been about 4%.

E-commerce sales have again grown rapidly during this half-year, up about 35% on the second half of last year, and currently running at over 22% of the Group's sales.

As previously indicated, the next European implementation of our systems project is in the United Kingdom: our current plans show that this should take place towards the end of the next financial year. In Asia the implementation in Hong Kong should be in the first quarter of the next financial year.

Free cash flow for the current year will be lower than for the prior year. This mainly reflects the cash expenditures on the systems and other projects and higher stock levels to support sales growth and improved service levels. The build up of stock to support the systems implementation in the United Kingdom is now planned for the next financial year.

The full results for the current year will be announced on 25 May 2005. International Financial

Reporting Standards will be used in reporting the results for next year whilst the current year results will then be re-stated using these Standards. A separate announcement of the estimated impact of this re-statement will be made in July.

There will be a telephone conference call today at 10.00am for analysts and investors. Dial-in instructions are set out below.

Enquiries:

Ian Mason Group Chief Executive 01865 204000
Jeff Hewitt Deputy Chairman / Finance Director 01865 204000

Details of telephone dial in instructions:

Date: 22 March 2005
UK Time: 10:00 am
UK Dial-In: 0845 2453471
Europe & International Dial-In: +44 1452542300
Canada Dial In: +44 1866 4765524
USA Dial-In: +44 1866 2201452
Quote Reference Number: 2753994
Chairman: Jeff Hewitt
Electrocomponents plc

Safe Harbour Statement:

This announcement contains certain statements, statistics and projections that are or may be forward-looking. The accuracy and completeness of all such statements, including, without limitation, statements regarding the future financial position, strategy, projected costs, plans and objectives for the management of future operations of Electrocomponents plc and its subsidiaries is not warranted or guaranteed. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Although Electrocomponents plc believes that the expectations reflected in such statements are reasonable, no assurance can be given that such expectations will prove to be correct. There are a number of factors, many of which are beyond the control of the Electrocomponents plc, which could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

Electrocomponents plc Announcement

22/03/2005

Jeff Hewitt, Deputy Chairman and Group Finance Director, has informed the Board of his intention to seek early retirement from the Company in order to extend his range of non-executive directorships. Jeff is 57.

During his 9 years at Electrocomponents, Jeff has played a major role during a period of significant change. Initially, he sharpened the financial disciplines of the Company and then led the Group through both Y2K and the launch of the Euro. In recent years he has been leading the change in information systems whilst playing his usual active role in the strategic development, financial management and investor relations of the Group.

A search is being initiated to identify Jeff's successor as Group Finance Director. Jeff will continue in his role until a successful transition to the new financial leadership has been completed.

Bob Lawson, Chairman, said:
"Jeff has played a major role in the development of Electrocomponents. I am delighted that he has agreed to stay with the Company until his successor has joined the Group. The Board and I wish him every success in his future plans."

Enquiries:
Ian Mason Group Chief Executive 01865 204000
Jeff Hewitt Deputy Chairman / Finance Director 01865 204000